Exhibit 99.1

United States
Securities and Exchange Commission

Schedule 13G
(cover page)
Turtle Beach Corporation (Issuer)
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Box 9.
Albert Rabil is the Chief Executive Officer of Kayne Anderson Capital Advisors, L.P. Kayne Anderson Capital Advisors, L.P. disclaims beneficial ownership of the shares reported with respect to Mr. Rabil as Chief Executive Officer of Kayne Anderson Capital Advisors, L.P.

This Schedule 13G is being filed as the call option position previously held by Albert Rabil, TBCH at 15.000 EXP 07/18/2025, expired worthless. Mr. Rabil did not receive any shares or compensation as a result of this option position expiring.

UNDERTAKING

The undersigned agrees to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and Turtle Beach Corporation.

Dated: July 18, 2025

/S/ ALBERT RABIL
Albert Rabil